UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: March 23, 2006

LA CABEZA SURFACE RIGHTS PURCHASED

Vancouver, B. C., March 23, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB, USA: EXRCF) has now purchased the rights to the surface area of its La Cabeza Gold Project that is presently contemplated for mine development. The acquisition of the “El Pantanito” farm facilitates the transition of the project from exploration to development, and provides certainty for the landowners most affected by it.

The surface rights cover all of the known gold mineralized zones and the areas considered to be the most prospective for new gold discoveries. In addition, the 8000 hectares include the entire area required for mine infrastructure. The purchase agreement allows the former owners to occupy and manage for stock grazing purposes all lands not required for mining operations. Exeter will build two new houses on the property, at a distance from the contemplated mine site.

Exeter’s Chairman Yale Simpson commented: “The purchase of all the required surface rights demonstrates our commitment to the mine development process at La Cabeza. We are particularly sensitive to the needs of the community and to developing a project that will embody sustainability in all of its elements. Specifically, we want to ensure that the communities involved will not only gain skills and employment, but that they will derive, as well, long term benefits from improved infrastructure, including roads, electricity, water supplies and health care facilities. To encourage awareness and involvement, Exeter personnel have held regular formal and informal meetings with the communities, a process that will become more comprehensive as we move forward this year and next, to production.”

Environmental Impact Assessment Work

Exeter has been working closely with Mendoza-based environmental specialists, and community representatives in the La Cabeza and greater Malargüe area of Mendoza Province, for well over 18 months. Independent Argentinean consultant, CISA, has completed a six month study forming the first stage of a La Cabeza baseline environmental and community report. The baseline study reviewed climate, geology, geomorphology, hydrology and hydrogeology, flora, fauna, soil and aquatic micro-organisms, water quality and soil types within a broad area around La Cabeza. Most of this work was performed in late winter and spring. The study also examined the historical, social and cultural aspects of the communities potentially affected by a mine development at La Cabeza.

CISA has been contracted by Exeter to complete a second stage study that will lead to a full environmental impact assessment. The new program will extend the baseline database through the summer and autumn periods. Other work to be completed relates to archaeological, paleontological, landscape, noise, dust and land use. Importantly, CISA will complete the community profile assessment.

Mr. Simpson commented: “The pay-off for establishing a depth of knowledge of community needs and potential environmental impacts at this early stage will be substantial. Designed effectively, this project can set a new standard for industry, community and government cooperation for Mendoza Province. When exploration is complete, the project will move into the final feasibility mode, including a major environmental impact assessment for public consideration.”

More details about the individual studies are available on Exeter’s website – www.exeterresource.com.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. A three-rig, drilling program focused on discovery of additional new resources at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies. Successes from the initial phase of this discovery drilling program have been announced over the past three months.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in Patagonia. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations		Suite 301, 700 West Pender Street
Tel: 604.688.9592	Fax: 604.688.9532	Vancouver, B.C. Canada V6C 1G8
Toll-free: 1-888-688-9592		exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the La Cabeza gold project. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

March 23, 2006

Item 4.	News Release

The Press Release dated March 23, 2006 was disseminated via Canada Stockwatch, CCN Mathews, and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company reported the surface rights purchase of its La Cabeza Project in Argentina.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 23rd day of March, 2006.

SCHEDULE “A”

For Immediate Release: March 23, 2006

LA CABEZA SURFACE RIGHTS PURCHASED

Vancouver, B. C., March 23, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB, USA: EXRCF) has now purchased the rights to the surface area of its La Cabeza Gold Project that is presently contemplated for mine development. The acquisition of the “El Pantanito” farm facilitates the transition of the project from exploration to development, and provides certainty for the landowners most affected by it.

The surface rights cover all of the known gold mineralized zones and the areas considered to be the most prospective for new gold discoveries. In addition, the 8000 hectares include the entire area required for mine infrastructure. The purchase agreement allows the former owners to occupy and manage for stock grazing purposes all lands not required for mining operations. Exeter will build two new houses on the property, at a distance from the contemplated mine site.

Exeter’s Chairman Yale Simpson commented: “The purchase of all the required surface rights demonstrates our commitment to the mine development process at La Cabeza. We are particularly sensitive to the needs of the community and to developing a project that will embody sustainability in all of its elements. Specifically, we want to ensure that the communities involved will not only gain skills and employment, but that they will derive, as well, long term benefits from improved infrastructure, including roads, electricity, water supplies and health care facilities. To encourage awareness and involvement, Exeter personnel have held regular formal and informal meetings with the communities, a process that will become more comprehensive as we move forward this year and next, to production.”

Environmental Impact Assessment Work

Exeter has been working closely with Mendoza-based environmental specialists, and community representatives in the La Cabeza and greater Malargüe area of Mendoza Province, for well over 18 months. Independent Argentinean consultant, CISA, has completed a six month study forming the first stage of a La Cabeza baseline environmental and community report. The baseline study reviewed climate, geology, geomorphology, hydrology and hydrogeology, flora, fauna, soil and aquatic micro-organisms, water quality and soil types within a broad area around La Cabeza. Most of this work was performed in late winter and spring. The study also examined the historical, social and cultural aspects of the communities potentially affected by a mine development at La Cabeza.

CISA has been contracted by Exeter to complete a second stage study that will lead to a full environmental impact assessment. The new program will extend the baseline database through the summer and autumn periods. Other work to be completed relates to archaeological, paleontological, landscape, noise, dust and land use. Importantly, CISA will complete the community profile assessment.

Mr. Simpson commented: “The pay-off for establishing a depth of knowledge of community needs and potential environmental impacts at this early stage will be substantial. Designed effectively, this project can set a new standard for industry, community and government cooperation for Mendoza Province. When exploration is complete, the project will move into the final feasibility mode, including a major environmental impact assessment for public consideration.”

More details about the individual studies are available on Exeter’s website – www.exeterresource.com.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. A three-rig, drilling program focused on discovery of additional new resources at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies. Successes from the initial phase of this discovery drilling program have been announced over the past three months.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in Patagonia. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations		Suite 301, 700 West Pender Street
Tel: 604.688.9592	Fax: 604.688.9532	Vancouver, B.C. Canada V6C 1G8
Toll-free: 1-888-688-9592		exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the La Cabeza gold project. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date March 23, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director